Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated (in thousands):

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings (losses):
Net loss before income taxes	$(63,160)	$(112,387)	$(29,650)	$(3,147)	$(6,423)
Add back: Fixed Charges	433	367	300	187	259
Adjusted loss	$(62,727)	$(112,020)	$(29,350)	$(2,960)	$(6,164)

Fixed charges:
Interest expense	$—	$—	$—	$—	$—
Estimated interest component of rent	433	367	300	187	259
Total fixed charges	$433	$367	$300	$187	$259

Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A	N/A

Deficiency of earnings to fixed charges	$62,727	$112,020	$29,350	$2,960	$6,164

(1)	The company has never generated earnings to cover fixed charges.